Exhibit (a)(32)

REMINDER:

Stock Option Exchange Opportunity Expires December 10, 2004

You recently received communications regarding the Blockbuster Global Exchange of Stock Options Program, offering current employees in participating countries who hold stock options the opportunity to exchange unexercised options for restricted share units settleable in Blockbuster Inc. class A common stock. The offer began on November 9, 2004 and is scheduled to expire on December 10, 2004.

You can access information and make your exchange election at the EquiServe exchange web site at http://www.eproxyvote.com/bbi-ukmexico (if you are subject to the tax laws of the United Kingdom or Mexico) or http://www.eproxyvote.com/bbi-units (if you are subject to the tax laws of Canada or Ireland). You will need your Voter Control Number found on your Election Form.

If you choose to participate in the exchange program, you must do so by 5:00 p.m. ET in the U.S. on December 10, 2004. EquiServe must RECEIVE all elections by that date and time. Employee participation in the exchange program is completely voluntary. If you do not want to exchange your options, no action is required on your part. You’ll continue to hold your existing options until you exercise them or they expire.

If you have any questions regarding your EquiServe account or need additional assistance, please contact EquiServe’s Customer Service Department by phone at 1-800-726-7438. Please note that, if you are dialing from outside of the United States, Canada, Puerto Rico, or the Virgin Islands, you must use the access code for your country.